FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “ BBVA Banco Francés sales its equity share in Credilogros”.

TRANSLATION FROM SPANISH

March 09, 2005

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Buenos Aires, Argentina

Comisión Nacional de Valores

(Argentine Securities Committee)

25 de mayo 175, 3rd Floor

Buenos Aires, Argentina

Banco Central de la República Argentina

(Central Bank of the Republic of Argentina)

Reconquista 266

Buenos Aires, Argentina

Dear Sirs:

BBVA Banco Francés S.A. hereby informs that on March 09, 2005, the Board of Director’s approved the sale of the Bank’s equity interest in Credilogros Compañía Financiera S.A. – that is 69.52% of the capital stock – to “Banco de Servicios y Transacciones S.A.” and “ Grupo de Servicios y Transacciones S.A.”.

The aggregate price for the transaction is US$16.9 million; 69.52% of such amount corresponds BBVA Banco Francés’ equity share. The price of the transaction is still subject to eventual adjustments resulting from the due diligence process.

Furthermore, this transaction is subject to the approval from Central Bank of the Republic of Argentina.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 9, 2005	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer